June 19, 2018

Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
VIA EDGAR		United States

Securities and Exchange Commission		Direct line +1 214 855 3906
Division of Corporation Finance		mike.keeley@nortonrosefulbright.com
100 F Street, N.E.
Washington, D.C. 20549		Tel +1 214 855 8000
Attn:	Jessica Livingston, Staff Attorney	Fax +1 214 855 8200
	Office of Financial Services	nortonrosefulbright.com

Re:	First Western Financial, Inc.
Amendment No.1 to
Draft Registration Statement on Form S-1
Submitted May 29, 2018
CIK No. 0001327607

Ladies and Gentlemen:

On behalf of First Western Financial, Inc., a Colorado corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2018 with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on May 29, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing with the Commission the Registration Statement on Form S-1 (the “Registration Statement”).  For your reference, copies of this letter, along with both clean copies of the Registration Statement and copies marked to show all changes from the Draft Registration Statement, are being delivered to the Staff under separate cover.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Registration Statement.

Assets Under Management, page 103

1.                                      We note your response to comment 10. Please revise the tabular presentation in your filing to further disaggregate the line item “contribution/withdrawals/market” for each of your product offerings.

In response to the Staff’s comment, the Company has revised page 103 as requested.

*****

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Please do not hesitate to contact me by telephone at (214) 855-3906 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael G. Keeley
Michael G. Keeley
of Norton Rose Fulbright US LLP

cc:                                Scott C. Wylie, First Western Financial, Inc.

Brian H. Blaney, Esq., Greenberg Traurig, LLP